Mail Stop 4561

November 12, 2008

Kendall Larsen
Chief Executive Officer
VirnetX Holding Corporation
5615 Scotts Valley Drive, Suite 110
Scotts Valley, CA 95066

> **Re:** **VirnetX Holding Corporation**
> **Amendment No. 1 to Form S-1**
> **Filed October 28, 2008**
> **File No. 333-153645**
>
> **Form 10-Q for the quarterly period ended September 30, 2008**
> **Filed November 4, 2008**
> **File No. 001-33852**

Dear Mr. Larsen:

We have reviewed the above-referenced filings and have the following comments.

Form S-1

General

1.   We note your response to comment 1 of our letter dated October 17, 2008. Because you are selling your securities on a best efforts basis with no minimum, there exists the possibility that the company may sell less than 50% of the securities being offered, regardless of the size of the offering. Therefore, please amend your prospectus to discuss in all relevant sections the impact of receiving 25% of the anticipated proceeds from the offering.

Cover Page

2.   Please revise the cover page to indicate that there is no minimum number of shares that must be sold in connection with this offering. See Item 501(b)(8)(iii) of Regulation S-K.

Business, page 30

3.   We note your response to comment 5 of our letter dated October 17, 2008. Please revise your disclosure to indicate, where appropriate, that you commissioned the data attributed to a third-party. Please file a written consent from the provider of any commissioned data. See Rule 436 of Regulation C.

Plan of Distribution, page 66

4.   We note your response to comment 8 of our letter dated October 17, 2008 that you will file a validly executed placement agent agreement as Exhibit 1.1 to the registration statement. Your disclosure in this section, however, indicates that you intend to file the placement agent agreement as an exhibit to a Form 8-K and incorporate it by reference into the prospectus. Please reconcile this disclosure with your response to comment 8. Please also note that it appears the company may be ineligible to incorporate information by reference into the Form S-1 because its predecessor was a shell company. See Instruction VII.D to the Form S-1.

Form 10-Q for the quarterly period ended September 30, 2008

Item 4 – Controls and Procedures, page 14

5.   We note the revisions made to this section in response to comment 9 of our letter dated October 17, 2008. The revised disclosure, however, indicates that your CEO and CFO have concluded that your disclosure controls and procedures "are designed" to ensure that material information and other information requiring disclosure is identified and communicated on a timely basis. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. In your response letter, please confirm, if true, that your CEO and CFO have concluded that your disclosure controls and procedures for the period covered by your Form 10-Q were effective in meeting all of the requirements of Rule 13a-15(e). In future filings, please address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

*   *   *   *   *

As appropriate, please amend your registration statement in response to our comments. You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (650) 614-7401
        Lowell D. Ness
        Orrick, Herrington & Sutcliffe LLP
        Telephone: (650) 614-7455